Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2018(1)
(millions of dollars)
Operating revenues	$4,070
Operating expenses:
Wholesale transmission service	952
Operation and maintenance	799
Depreciation and amortization	709
Provision in lieu of income taxes	235
Taxes other than amounts related to income taxes	488
Total operating expenses	3,183
Operating income	887
Other income and (deductions) - net	(74)
Nonoperating provision in lieu of income taxes	1
Interest expense and related charges	347
Net income	$465

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(1) As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1 to Financial Statements.